Filed by: Neuberger Berman Group LLC

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Altimar Acquisition Corporation

Commission File No.: 333-251866

Date: February 15, 2021

Form of Notice to Dyal Capital Partners [•] Investors and Associated Co-Investors

February 15, 2021

To our Dyal Capital Partners [•] Investors and Associated Co-Investors,

We are writing to update you regarding the pending Blue Owl strategic combination. We continue to work toward our expected closing in the first half of this year (subject to the satisfaction of customary closing conditions). You should expect to see formal consent documents in the coming days relating to the Blue Owl transaction; as always, please reach out if you have any questions once you have had a chance to review them.

We are very appreciative of the support we have received from numerous investors, Partner Managers and other key stakeholders. We are, however, disappointed to share that Sixth Street, one of ten Partner Managers in Dyal Capital Partners III (collectively, with its various associated investment vehicles, “Fund III”), has brought a lawsuit against Fund III and Neuberger Berman Group LLC seeking, among other things, an injunction against the Blue Owl transaction, in what we believe is a misguided effort based on contractual rights that, in our view, they do not possess.

We do not believe that Sixth Street’s suit has any merit, and we are working with leading counsel to defend against the suit vigorously.

We continue to believe that the merits of the Blue Owl strategic combination are powerful: access to a broader range of compelling investment opportunities for our investors and a more comprehensive suite of capital solutions for our Partner Managers. As we have stated previously, very little is expected to change in the way Dyal conducts its business when we become Blue Owl. The Dyal investment team will remain the same, and the way we work with our Partner Managers will be consistent with both our past practice and best practices across the industry.

We should also add that the Dyal platform is continuing to operate business-as-usual as we work to close the Blue Owl combination. The investment pipeline for our actively investing funds is robust, with multiple transactions closed in Dyal Capital Partners IV and V since the Blue Owl news became public.

Thank you for your continued partnership. We are always available to speak with you, so please reach out if you have any questions.

Regards,

Michael Rees

Head of Dyal Capital Partners

Important Statement Regarding Information in this Letter

The information contained herein must be treated in a confidential manner and may not be reproduced or used in whole or in part, and it may not be disclosed in whole or in part without the prior written consent of Dyal and Neuberger Berman.

Forward Looking Statements

Certain statements made in this communication, and oral statements made from time to time by representatives of Dyal and Neuberger Berman are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Statements regarding future events or outcomes, including the potential business combination transaction and expectations with respect thereto, are forward-looking statements. In addition, words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions, results or outcomes, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

In addition to factors previously disclosed in the registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Altimar Acquisition Corporation (“Altimar”) on January 4, 2021 in connection with the business combination transaction among Altimar, Owl Rock and Dyal, and those identified elsewhere in this communication, important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) the risk that requisite regulatory, corporate and other approvals and consents for the potential transaction are not obtained or are delayed or the risk that any other condition to closing is not timely satisfied; (ii) the inability to recognize the anticipated benefits of the proposed combination; (iii) delays in closing the transaction or the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (iv) difficulties, delays or unanticipated costs in integrating the operations or personnel of Owl Rock and Dyal; (v) unexpected costs resulting from the transaction; (vi) changes in general economic conditions, including as a result of the COVID-19 pandemic; (vii) the outcome of litigation related to or arising out of the business combination transaction, or any adverse developments therein or delays or costs resulting therefrom; (viii) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the transactions contemplated by the proposed business combination; and (ix) regulatory conditions and developments. Forward-looking statements speak only as of the date they are made, and neither Dyal nor Neuberger Berman undertakes any obligation, and Dyal and Neuberger Berman expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports which the parties have filed or will file from time to time with the SEC with respect to the transaction.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving Altimar, Owl Rock and Dyal. Altimar has filed a registration statement on Form S-4 with the SEC on January 4, 2021, which includes a proxy statement and a prospectus of Altimar, and each party may file other documents with the SEC regarding the proposed transaction. The registration statement is not yet final and will be amended. A definitive proxy statement/prospectus will also be sent to the stockholders of Altimar, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Altimar are urged to carefully read the entire registration statement and definitive proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Altimar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Altimar may be obtained free of charge from Altimar at www.altimarspac.com. Alternatively, these documents, when available, can be obtained free of charge from Altimar upon written request to Altimar Acquisition Corp., 40 West 57th Street, New York, New York 10019, Attn: Secretary, or by calling 212-287-6767.

Participants in Solicitation

Altimar and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Altimar, in favor of the approval of the proposed transaction. For information regarding Altimar’s directors and executive officers, please see Altimar’s final prospectus relating to its initial public offering filed with the SEC on October 23, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus that was filed on January 4, 2021, as it may be amended, and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Past performance is not necessarily indicative of future results. There can be no assurance that the fund will achieve comparable results or that the fund will be able to implement its investment strategy and investment approach or achieve its investment objective.

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